SSgA Funds
1301 Second Avenue, 18th Floor
Seattle, Washington 98101
Tel: 206.505.7877
Fax: 206.505.1559
Refer To: Sandra G. Richardson
Direct Line: 206.505.3598
E-Mail: SGEIGER@RUSSELL.COM

March 9, 2011	BY ELECTRONIC DELIVERY

Cindy Rose, Esq.
Securities and Exchange Commission
Mail Stop 5-5
450 — 5th Street N.W.
Judiciary Plaza
Washington, D.C. 20549

RE:	SSgA Funds (the “Registrant”)
File Nos. 33-19229
811-5430
Certified Shareholder Report of Registered Management Investment Companies
on Form N-CSR for the reporting period September 1, 2009 through August 31, 2010, filed by the Registrant on November 5, 2010 (the “Annual Report”)
Dear Ms. Rose:
On behalf of the Registrant, this letter sets forth the responses to your comments on the above-referenced Annual Report as conveyed by telephone during your conversation with the undersigned and Mr. Ross Erickson on December 15, 2010. Capitalized terms used in this response and not otherwise defined shall have the meanings set forth in the Annual Report.
Tandy Representation
In connection with your review of the Annual Report, the undersigned hereby acknowledges on behalf of the Registrant that:
•	The Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Annual Report;

•	Comments of the staff of the Securities and Exchange Commission (“SEC Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

March 9, 2011

•	The Registrant may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Registrant.
SEC Staff Comment and Registrant’s Response
Comment with respect to the Schedule of Investments. The SEC Staff noted that their review of the Schedule of Investments on pages 14 and 23 of the Annual Report appears to indicate that the percentage of net assets of the SSgA Emerging Markets Fund and SSgA International Stock Selection Fund (each, a “Fund”) held in Financials, 25% and 29%, respectively, appears to violate the fundamental restriction of each Fund not to invest 25% or more of the value of the total assets of each Fund in securities of companies primarily engaged in any one industry.
Response: At fiscal year-end, each Fund was in compliance with its fundamental policy not to invest 25% or more of the value of its total assets in securities of companies primarily engaged in any one industry (commonly referred to as the “industry concentration policy”). The table contained in the Schedule of Investments for each Fund identifies the Fund’s holdings of securities of issuers in designated sectors, rather than industries. The “Financials” sector includes securities of banks, insurance companies, real estate companies and diversified investment firms, each of which is treated as a separate industry for purposes of the Fund’s industry concentration policy. In response to the SEC Staff’s comment, and to eliminate potential confusion, the Registrant will change the heading in the table from “Industry Diversification” to “Sector Exposure”.
As discussed with the SEC Staff, the Registrant undertakes to revise the disclosure as described in this letter in the Form N-CSR for the semi-annual period ending February 28, 2011.
We appreciate your comments and trust that this satisfactorily responds to them. In the event that we can be of further assistance, please do not hesitate to contact the undersigned at (206) 505-3598 or Mr. Erickson at (206) 505-4730.

Very truly yours,

/s/ Sandra G. Richardson

Sandra G. Richardson
Secretary and Chief Legal Officer
SSgA Funds

cc:	Ross E. Erickson